[Letterhead of Kleinberg, Kaplan, Wolff & Cohen, P.C.]

Writer’s E-Mail: dedelstein@kkwc.com
Writer’s Direct Dial: 212.880.9892

June 25, 2010

Mr. Jim O’Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Rochdale Core Alternative Strategies Fund LLC File Nos.: 333-138071; 811-21965 (the “Fund”)

Dear Mr. O’Connor:

On June 24, 2010, the Fund filed definitive proxy materials on Schedule 14A with the Securities and Exchange Commission (the “Commission”) in connection with a meeting of its members scheduled for July 12, 2010, at which members will be voting on the approval of a new sub-investment management agreement.

As we discussed during our phone conversation, the prior sub-investment management agreement was terminated as of March 26, 2010, upon the closing of the transaction between American International Group, Inc. and Pacific Century Group, which resulted in a change in control of the sub-advisor to the Fund’s master fund.  Prior to the closing, the Fund’s board of directors had approved an interim sub-investment management agreement at a meeting held on November 10, 2009.  This letter is to confirm that the interim sub-investment management agreement did not go into effect until the change of control, and the resulting termination of the prior sub-investment management agreement, on March 26, 2010.

Mr. Jim O'Connor
June 25, 2010

In accordance with Rule 15a-4 under the Investment Company Act of 1940, as amended, the interim sub-investment management agreement will remain in effect for up to 150 days from March 26, 2010.  Therefore, the vote of the members to approve a new sub-investment management agreement has been scheduled for July 12, 2010, before the expiration of this period.

The Fund acknowledges with respect to its filing on Schedule 14A that:

•	The Fund is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please do not hesitate to contact me at 212-880-9892.

Sincerely,

/s/ Darren J. Edelstein

Darren J. Edelstein

cc:	Kurt Hawkesworth
Robert S. Schneider, Esq.